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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
With an Exercise Price Greater Than $11.99 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022
(212) 754-2233
Attention: General Counsel
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,909,962	$802.25

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Scientific Games Corporation Class A Common Stock ("Common Stock") that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,069,095 shares of Common Stock and have an aggregate value of $6,909,962 as of July 18, 2011 for purposes of the offer, calculated using a Black-Scholes method based on a price per share of Common Stock of $9.975, the average of the high and low sales prices per share of the Common Stock as reported on the Nasdaq Global Select Market on July 15, 2011.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$802.25	Form or Registration No.:	005-36154
Filing Party:	Scientific Games Corporation	Date Filed:	July 19, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 19, 2011, by Scientific Games Corporation, a Delaware corporation ("Scientific Games" or the "Company"), relating to an offer by Scientific Games to certain eligible employees and directors to exchange certain options to purchase Common Stock for new restricted stock units upon the terms and subject to the conditions set forth in the the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated July 19, 2011 (the "Offer to Exchange").

        Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and the exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

Amended Terms and Conditions of the Exchange Offer

        The Company has amended the disclosure included in the Offer to Exchange as follows. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.
The portion of the Offer to Exchange under the heading "Summary Term Sheet and Questions and Answers" is revised as follows:

A.
The following paragraph in the answer provided for "Q3. How do I know whether I am eligible to participate in this offer?" is deleted in its entirety:

    "We reserve the right to withdraw this offer in any jurisdiction for which we determine that this offer would have regulatory, tax or other implications that are inconsistent with our compensation policies and practices. If we withdraw this offer in a particular jurisdiction, this offer will not be made to, nor will eligible options be accepted for exchange from or on behalf of, employees in that jurisdiction."

  B.
  The second paragraph in the answer provided for "Q26. What if Scientific Games is acquired by another company?" is deleted and replaced with the following:

    "Further, if we are acquired prior to the completion date, we will have the right to terminate the offer (as further described in Section 7 of this Offer to Exchange), in which case your eligible options and your rights under them will remain intact and exercisable for the time period set forth in your option award agreement and you will receive no new RSUs in exchange for them pursuant to the offer. If we are acquired prior to the completion date but do not terminate the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the new RSUs, including any adjustments to the number of shares that will be subject to the new RSUs. Under such circumstances, the type of security and the number of shares covered by your new RSUs would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive new RSUs covering more or fewer shares of the acquirer's common stock than the number of shares subject to the eligible options that you tendered for exchange or than the number you would have received pursuant to the new RSUs if no acquisition had occurred."

  C.
  The following Question and Answer 29 is added at the end of the "Summary Term Sheet and Questions and Answers":

    "Q29.    What are the potential accounting consequences of the offer?

    A29.      We will recognize incremental compensation cost of the new RSUs granted in the option exchange to the extent the fair value of each new RSU granted in exchange for exchanged options exceeds the fair value of the exchanged options, with all fair values measured as of the acceptance date. Because the exchange ratios under the offer were established so as to replace eligible options with new RSUs with fair value (as valued at the time the exchange ratios were established) less than the accounting fair value of each eligible option, we do not expect to recognize any material compensation expense. The only compensation expense that possibly would be incurred would result from fluctuations in the market price of our common stock between the time the exchange ratios were set (based on market prices on July 18, 2011) and the acceptance date.

          See also: Section 12 of this Offer to Exchange"

2.
The portion of the Offer to Exchange under the heading "The Offer to Exchange" is revised as follows:

A.
The second to last paragraph in Section 4 (Procedures for Electing to Exchange Options) is deleted and replaced with the following:

    "We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. We reserve the right to reject any election or any eligible options elected to be exchanged that we determine are not in appropriate form. Neither we nor any other person is obligated to give notice of any defects or irregularities in any elections, nor will anyone incur any liability for failure to give any notice. No surrender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of the eligible options or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any defect or irregularity in any surrender with respect to any particular eligible options or any particular eligible employee or director. Although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options within 40 business days of the commencement of this offer, you may withdraw your tendered eligible options at any time thereafter."

  B.
  The second to last paragraph in Section 5 (Withdrawal Rights and Change of Election) is deleted and replaced with the following:

    "We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. We reserve the right to reject any election or any eligible options elected to be exchanged that we determine are not in appropriate form. Neither we nor any other person is obligated to give notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice. No surrender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of the eligible options or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. Subject to Rule 13e-4 under the Exchange Act we also reserve the right to waive any defect or irregularity in any surrender with respect to any particular eligible stock options or any particular eligible employee or director. Although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options within 40 business days of the commencement of this offer, you may withdraw your tendered eligible options at any time thereafter."

  C.
  The first paragraph in Section 7 (Conditions of the Offer) is deleted and replaced with the following:

    "Notwithstanding any other provision of this offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate the offer or postpone our acceptance and cancellation of any eligible options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Exchange Act), if at any time on or after the commencement date and on or before the completion date, any of the following events shall have occurred, or shall have been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, the occurrence of such event or events makes it inadvisable for us to proceed with this offer or with such acceptance and cancellation of eligible options tendered for exchange:"

  D.
  The second to last bullet point in the list of bullet points immediately following the first paragraph in Section 7 (Conditions of the Offer) is deleted and replaced with the following:

  "•
  the closing trading price of our shares on the Nasdaq Global Select Market on the completion date shall have exceeded $11.99 per share; or"

  E.
  The last paragraph in Section 7 (Conditions of the Offer) is deleted and replaced with the following:

    "The conditions to this offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the acceptance date. If this offer is terminated as a result of our assertion of a condition to the offer, this offer will terminate with respect to all eligible employees and directors and eligible options. We may waive any condition to this offer, in whole or in part, at any time and from time to time before the acceptance date, in our discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. If we waive any condition to this offer with respect to particular facts and circumstances, such waiver will apply with respect to all eligible employees and directors and eligible options. Any determination we make concerning the events described in this Section 7 may be challenged only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons."

  F.
  The first paragraph under the subheading "Adjustments upon certain events" in Section 9 (Source and Amount of Consideration; Terms of New RSUs) is deleted and replaced with the following:

    "Events Occurring Before the Acceptance Date (Grant Date of the New RSUs).    If we merge or consolidate with or are acquired by another entity prior to the acceptance date, you may choose to withdraw any eligible options which you tendered for exchange and your options will be treated in accordance with the applicable plan and option award agreement under which they were granted. Further, if we are acquired prior to the acceptance date, we will have the right to terminate the offer (as further described in Section 7 of this Offer to Exchange), in which case your eligible options and your rights under them will remain intact and exercisable to the extent and for the time period set forth in your option award agreement and you will receive no new RSUs in exchange for them. If we are acquired prior to the acceptance date but do not terminate the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the new RSUs, including any adjustments to the number of shares that will be subject to the new RSUs and other applicable terms. Under such circumstances, the type of security and the number of shares covered by your new RSUs would be adjusted based on the consideration per share given to holders of our shares in connection with the acquisition. Because of this adjustment, you may receive new RSUs covering more or fewer shares of the acquiror's shares than the number of shares subject to the eligible options that you tendered for exchange or than the number of new RSUs you would have received pursuant to this offer if no acquisition had occurred."

Amended Items of Schedule TO

        Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Exchange, as amended by this Amendment No. 1 (the "Amended Offer to Exchange"), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a) Name and Address. Scientific Games Corporation, a Delaware corporation ("Scientific Games" or the "Company"), is the issuer of the securities subject to the Amended Offer to Exchange. Scientific Games Corporation maintains a registered office at 750 Lexington Avenue, 25th Floor, New York, New York 10022. Scientific Games' telephone number is (212) 318-9198.

        (b) Securities. This Schedule TO relates to an offer by Scientific Games to certain eligible employees and directors to exchange certain options ("eligible options") to purchase up to an aggregate of 5,069,095 shares of Common Stock, whether vested or unvested, that were granted before July 19, 2010, with a per share exercise price greater than $11.99 (the "Offer"). These eligible options may be exchanged for new restricted stock units ("RSUs") to be granted under the Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated. Persons who are eligible for the Offer are persons who are active employees of Scientific Games and its subsidiaries or non-employee directors of Scientific Games on the date the Offer commences and who remain an active employee or director through the completion of the Offer.

        The subject class of securities consists of the eligible options. The actual number of new RSUs to be granted in the Offer will depend on the number of shares of Common Stock subject to the eligible options that are exchanged. The information set forth in the Amended Offer to Exchange under the captions "Summary Term Sheet and Questions and Answers" and "Risks of Participating in the Offer," and Sections 2, 6 and 9 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Acceptance of Options for Exchange; Grant of New RSUs" and "Source and Amount of Consideration; Terms of New RSUs" is incorporated herein by reference.

        (c) Trading Market and Price. The information set forth in Section 8 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Price Range of Shares Underlying Eligible Options" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a) Material Terms. The information set forth in the Amended Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Eligibility," "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Purposes of the Offer and Reasons for Structure of the Offer," "Procedures for Electing to Exchange Options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange; Grant of New RSUs," "Conditions of the Offer," "Price Range of Shares Underlying Eligible Options," "Source and Amount of Consideration; Terms of New RSUs," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material Income Tax Consequences" and "Extension of Offer; Termination; Amendment," and Schedules A through J to the Amended Offer to Exchange is incorporated herein by reference.

        (b) Purchases. Members of Scientific Games' board of directors and Scientific Games' executive officers are eligible to participate in the Offer. The information set forth in Sections 2, 9 and 11 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date Acceptance Date; Evaluating Whether to Participate in the Offer," "Source and Amount of Consideration; Terms of New RSUs" and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities," and Schedule A to the Amended Offer to Exchange is incorporated herein by reference.

        (c) Different Terms. Members of Scientific Games' board of directors, including both employee-directors and non-employee directors, will receive new RSUs in exchange for each separate eligible option with a value that is 50% of the amount offered for the same eligible option to non-director employees. The information set forth in Sections 2, 9 and 11 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Source and Amount of Consideration; Terms of New RSUs" and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities," and Schedule A to the Amended Offer to Exchange is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Source of Funds. The information set forth in Section 9 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Source and Amount of Consideration; Terms of New RSUs" is incorporated herein by reference.

        (b) Conditions. The information set forth in Section 7 of the Amended Offer to Exchange under the caption "The Offer to Exchange" entitled "Conditions of the Offer" is incorporated herein by reference.

        (d) Borrowed Funds. Not applicable.

ITEM 12.    EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated July 19, 2011, as amended August 5, 2011
(a)(1)(ii)	Form of communication from A. Lorne Weil, Scientific Games' Chairman of the Board and Chief Executive Officer, dated July 19, 2011*
(a)(1)(iii)	Form of communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer, dated July 19, 2011*
(a)(1)(iv)	Stock Option Exchange Website Screen Shots*
(a)(1)(v)	Transcript and slides from information session for employees*
(a)(1)(vi)	Form of reminder notice to eligible participants*
(a)(1)(vii)	Form of notice of login information to certain eligible participants*
(a)(1)(viii)	Form of letter provided to employees and directors to request hardcopy materials*
(a)(1)(ix)	Election form*
(a)(1)(x)	Withdrawal form*
(a)(1)(xi)	Form of communication regarding amendments to Offer to Exchange from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer
(a)(1)(xii)	Form of reminder communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)
Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated* (incorporated by reference to Exhibit 10.1 to Scientific Games' Current Report on Form 8-K filed with the SEC on June 9, 2011)*
(d)(2)	Form of Equity Awards Notice—RSUs—Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(3)	Form of Equity Awards Notice—RSUs—Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(4)	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(5)	Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(6)	Scientific Games 1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 1997) *

Exhibit Number	Description
(d)(7)	Employment Inducement Stock Option Grant Agreement dated July 1, 2005 between Scientific Games and Michael Chambrello (incorporated by reference to Exhibit 10.2 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)*
(d)(8)
Employment Inducement Stock Option Grant Agreement dated August 8, 2005 between Scientific Games and Steven Beason (incorporated by reference to Exhibit 10.1 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2011	Scientific Games Corporation
	By:	/s/ JEFFREY S. LIPKIN
	Name: Title:	Jeffrey S. Lipkin Senior Vice President and Chief Financial Officer

 INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated July 19, 2011, as amended August 5, 2011
(a)(1)(ii)	Form of communication from A. Lorne Weil, Scientific Games' Chairman of the Board and Chief Executive Officer, dated July 19, 2011*
(a)(1)(iii)	Form of communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer, dated July 19, 2011*
(a)(1)(iv)	Stock Option Exchange Website Screen Shots*
(a)(1)(v)	Transcript and slides from information session for employees*
(a)(1)(vi)	Form of reminder notice to eligible participants*
(a)(1)(vii)	Form of notice of login information to certain eligible participants*
(a)(1)(viii)	Form of letter provided to employees and directors to request hardcopy materials*
(a)(1)(ix)	Election form*
(a)(1)(x)	Withdrawal form*
(a)(1)(xi)	Form of communication regarding amendments to Offer to Exchange from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer
(a)(1)(xii)	Form of reminder communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)
Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated* (incorporated by reference to Exhibit 10.1 to Scientific Games' Current Report on Form 8-K filed with the SEC on June 9, 2011)*
(d)(2)	Form of Equity Awards Notice—RSUs—Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(3)	Form of Equity Awards Notice—RSUs—Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(4)	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(5)	Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan*
(d)(6)	Scientific Games 1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 1997) *

Exhibit Number	Description
(d)(7)	Employment Inducement Stock Option Grant Agreement dated July 1, 2005 between Scientific Games and Michael Chambrello (incorporated by reference to Exhibit 10.2 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)*
(d)(8)
Employment Inducement Stock Option Grant Agreement dated August 8, 2005 between Scientific Games and Steven Beason (incorporated by reference to Exhibit 10.1 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS